SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
SCHEDULE 13D/A1 (Amendment No. 1)

Under the Securities Exchange Act of 1934
1-800-FLOWERS.COM, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
68243Q106
(CUSIP Number)
Michael R. Manley, Esq.
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, New York  11514
(516) 237-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68243Q106
(1)
NAME OF REPORTING PERSONS
Christopher G. McCann, individually and as a Trustee of the Erin McCann 2005 Trust, as a Trustee of the James F. McCann 2005 Trust, as a Trustee of the Matthew E. McCann 2005 Trust, as Trustee of The James F. McCann 2012 Family Trust – Portion I, as Trustee of The James F. McCann 2012 Family Trust – Portion II, as the general partner of The McCann Family Limited Partnership, as a Director and President of Public Flowers, Inc., the general partner of the 1999 McCann Family Limited Partnership, and as the Trustee of the Marylou McCann 1999 Trust u/a/d July 6,1999

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 3,953,833 (1)
Beneficially Owned	(8)	SHARED VOTING POWER 14,073,862 (2)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 3,661,555 (3)
Person With	(10)	SHARED DISPOSITIVE POWER 14,073,862 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,027,695 (1)(2)(4)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (5)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9% (6)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 1,455,000 shares of Class A Common Stock that may be acquired through the exercise of stock options and 850,640 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 5,875,000 shares of Class B Common Stock.
(3)            This amount includes all amounts included in 7 above except for 292,278 shares of Class A Common Stock which are unvested.
(4)            Christopher G. McCann disclaims beneficial ownership of 14,031,991 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            Excludes 22,528,220 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Person as to which Christopher G. McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(6)            The percentage of beneficial ownership is based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) 292,278 shares of Class A Common Stock beneficially owned by Christopher G. McCann which are unvested, plus (c) 8,180,640 shares of Class A Common Stock issuable upon exercise of the stock options and conversion of the Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS James F. McCann
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 22,527,740 (1)
Beneficially Owned	(8)	SHARED VOTING POWER 13,682,372 (2)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 22,461,977(3)
Person With	(10)	SHARED DISPOSITIVE POWER 14,074,342 (4)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,602,082 (1)(4)(5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (6)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.8% (7)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 21,803,043 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 5,483,030 shares of Class B Common Stock.
(3)            This amount includes all amounts included in 7 above except for 65,763 shares of Class A Common Stock which are unvested.
(4)            This amount includes 5,875,000 shares of Class B Common Stock.
(5)            James F. McCann disclaims beneficial ownership of 14,031,991 shares of Class A Common Stock. This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(6)            Excludes 3,953,833 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Person, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which James F. McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(7)            The percentage of beneficial ownership is based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) 65,763 shares of Class A Common Stock beneficially owned by James F. McCann which are unvested, plus (c) the 27,678,043 shares of Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Erin McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 2,265,197
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 2,265,197
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,197
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (1)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
(14)	TYPE OF REPORTING PERSON OO

(1)            Excludes 38,290,718 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which the Erin McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(2)            The percentage of beneficial ownership is based on 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS James McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 2,265,197
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 2,265,197
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,197
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (1)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
(14)	TYPE OF REPORTING PERSON OO

(1)            Excludes 38,290,718 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which the James McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(2)            The percentage of beneficial ownership is based on 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Matthew McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 2,265,196
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 2,265,196
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,196
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (1)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
(14)	TYPE OF REPORTING PERSON OO

(1)            Excludes 38,290,719 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which the Matthew McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(2)            The percentage of beneficial ownership is based on 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018.

[CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS The James F. McCann 2012 Family Trust – Portion I
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 492,368
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 492,368
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,368
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (1)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (2)
(14)	TYPE OF REPORTING PERSON OO

(1)            Excludes 40,063,547 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The James F. McCann 2012 Family Trust – Portion I disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(2)            The percentage of beneficial ownership is based on 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS The James F. McCann 2012 Family Trust – Portion II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 869,033
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 869,033
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,033
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (1)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (2)
(14)	TYPE OF REPORTING PERSON OO

(1)            Excludes 39,686,882 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The James F. McCann 2012 Family Trust – Portion II disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(2)            The percentage of beneficial ownership is based on 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS The McCann Family Limited Partnership
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 2,000,000 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 2,000,000 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (2)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (3)
(14)	TYPE OF REPORTING PERSON PN

(1)            All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            Excludes 38,555,915 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The McCann Family Limited Partnership disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(3)            The percentage of beneficial ownership is based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) the 2,000,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS The 1999 McCann Family Limited Partnership
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 3,875,000 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 3,875,000 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (2)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (3)
(14)	TYPE OF REPORTING PERSON PN

(1)            All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            Excludes 36,680,915 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The 1999 McCann Family Limited Partnership disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(3)            The percentage of beneficial ownership is based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Public Flowers, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 3,875,000 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 3,875,000 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000 (1)(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (3)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (4)
(14)	TYPE OF REPORTING PERSON CO

(1)            All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            Public Flowers, Inc. disclaims beneficial ownership of 3,875,000 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(3)            Excludes 36,680,915 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which Public Flowers, Inc. disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(4)            The percentage of beneficial ownership is based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS The Marylou McCann 1999 Trust u/a/d July 6, 1999
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 3,875,000 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 3,875,000 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000 (1)(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (3)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (4)
(14)	TYPE OF REPORTING PERSON OO

(1)            All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            The Marylou McCann 1999 Trust u/a/d July 6, 1999 disclaims beneficial ownership of 3,875,000 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(3)            Excludes 36,680,915 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The Marylou McCann 1999 Trust u/a/d July 6, 1999 disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(4)            The percentage of beneficial ownership is based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
(1)
NAME OF REPORTING PERSONS
Marylou McCann, individually and as a Trustee of the Erin McCann 2005 Trust, as a Trustee of the James F. McCann 2005 Trust, and as a Trustee of the Matthew E. McCann 2005 Trust

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 36,006,109 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 36,332,316 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,398,079(2)(3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (4)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.4% (5)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 27,286,073 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 27,678,043 shares of Class B Common Stock and does not include 65,763 shares of Class A Common Stock, which are unvested, that are included in 8 above.
(3)            Marylou McCann disclaims beneficial ownership of 36,397,599 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(4)            Excludes 4,157,836 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which Marylou McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            The percentage of beneficial ownership is based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) 65,763 shares of Class A Common Stock which are unvested, plus (c) the 27,678,043 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Erin Moore Lenehan, individually and as a Trustee of the Erin McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 13,640,021(1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 14,031,991 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,031,991 (2) (3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (4)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8% (5)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 5,483,030 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 5,875,000 shares of Class B Common Stock.
(3)            Erin Moore Lenehan disclaims beneficial ownership of 14,031,991 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities
(4)            Excludes 26,523,924 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which Erin Moore Lenehan disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            The percentage of beneficial ownership is based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) the 5,875,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
(1)
NAME OF REPORTING PERSONS
James F. McCann, III, individually and as a Trustee of the James McCann 2005 Trust and as a Director of Public Flowers, Inc., the general partner of the 1999 McCann Family Limited Partnership

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 13,640,021 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 14,031,991 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,031,991 (2)(3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (4)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8% (5)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 5,483,030 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 5,875,000 shares of Class B Common Stock.
(3)            James F. McCann, III, disclaims beneficial ownership of 14,031,991 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(4)            Excludes 26,523,924 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which James F. McCann, III disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            The percentage of beneficial ownership is based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) the 5,875,000 shares of Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Matthew E. McCann, individually and as a Trustee of the Matthew McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 13,640,021 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 14,031,991 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,031,991 (2) (3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (4)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8% (5)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 5,483,030 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 5,875,000 shares of Class B Common Stock.
(3)            Matthew E. McCann disclaims beneficial ownership of 14,031,991 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(4)            Excludes 26,523,924 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which Matthew E. McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            The percentage of beneficial ownership is based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) the 5,875,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock included in 11 above.

CONTINUATION PAGES TO SCHEDULE 13D
This Amendment No. 1 amends the Schedule 13D  filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2017 jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts and/or as a general partner or officer or director of a general partner of specified limited partnerships), trusts, limited partnerships and corporation listed in Item 2(a) of the Schedule 13D (the “Group Members”) who may be deemed to beneficially own shares of Class A Common Stock of 1-800-FLOWERS.COM, Inc. (the “Issuer”), par value $.01 per share (the “Class A Common Stock”), and/or shares of Class B Common Stock of the Issuer, par value $.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), in each case as described herein.  Each share of Class B Common Stock (i) is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof and (ii) has ten votes per share on all matters subject to the vote of the stockholders.
Item 3                          Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
All of the shares of Class A Common Stock beneficially owned directly by Christopher G. McCann were acquired (i) in connection with investing capital in the Issuer prior to its initial public offering, (ii) in connection with the grant of restricted share awards and options pursuant to the Issuer’s employee benefit plans, (iii) in an open market purchase as custodian for his minor son and (iv) as a gift from his brother, the Chairman of the Board of the Issuer.  The source of any funds used by Christopher G. McCann for such shares was personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the shares of Common Stock that may be deemed beneficially owned by Christopher G. McCann which are owned by the Family Partnerships and The McCann Charitable Foundation, Inc. (the “Foundation”) of which he is a Director and the Treasurer, were acquired as a result of a gift or contribution prior to the Issuer’s initial public offering.
Christopher G. McCann has options granted to him pursuant to the Issuer’s employee benefit plan to purchase 1,580,000 shares of Class A Common Stock, 1,455,000 of which are currently exercisable and 125,000 of which will become exercisable on November 1, 2019.
Of the shares of Class A Common Stock owned directly by Christopher G. McCann, 292,278 shares are unvested, of which 215,757 shares are scheduled to vest over the period from October 30, 2019 through November 1, 2021 and, depending on the satisfaction of financial performance criteria during the Issuer’s 2019 fiscal year, up to an additional 76,521 shares are scheduled to vest during the period from November 6, 2019 through November 6, 2021.  Christopher G. McCann currently has the power to vote all of such shares of Class A Common Stock.  Christopher G. McCann does not have the right to dispose of unvested shares of Class A Common Stock.
All of the shares of Class A Common Stock beneficially owned directly by James F. McCann were acquired (i) in connection with investing capital in the Issuer prior to its initial public offering and (ii) in connection with the grant of restricted share awards and options pursuant to the Issuer’s employee benefit plans.  The source of any funds used by James F. McCann for such shares was personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the shares of Common Stock that may be deemed beneficially owned by James F. McCann that are owned by the Family Partnerships or the Foundation were acquired as a result of a gift or contribution prior to the Issuer’s initial public offering.
Of the shares of Class A Common Stock owned directly by James F. McCann, 65,763 shares are unvested, of which 8,002 shares are scheduled to vest on November 7, 2019, and, depending on the satisfaction of financial performance criteria during the Issuer’s 2019 fiscal year, up to an additional 57,761 shares are scheduled to vest during the period from November 6, 2019 through November 6, 2021.  James F. McCann currently has the power to vote all of such shares of Class A Common Stock.  James F. McCann does not have the right to dispose of unvested shares of Class A Common Stock.

The shares of Class A Common Stock held by the Children’s Trusts were transferred to the Children’s Trusts for no consideration upon termination of grantor retained annuity trusts established by James F. McCann for the benefit of himself and his children.
The shares of Class A Common Stock held by the 2012 Trusts were transferred to the 2012 Trusts for no consideration upon termination of a grantor retained annuity trust established by James F. McCann for the benefit of himself and his descendants.
All of the shares of Common Stock which are owned by the Family Partnerships were acquired as a result of a gift or contribution prior to the Issuer’s initial public offering.
Item 5	Interest in Securities of Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 40,555,915 shares of Class A Common Stock representing 61.5% of the Class A Common Stock (based on (a) 35,635,548 shares of Class A Common Stock reported outstanding by the Issuer as of November 2, 2018, plus (b) 358,041 shares of Class A Common Stock beneficially owned by Group Members which are unvested, plus (c) 1,455,000 shares of Class A Common Stock issuable upon exercise of stock options exercisable within 60 days of the date of this filing and 28,528,683 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock).  Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of 40,555,915 shares of Class A Common Stock and to dispose of or direct the disposition of 40,197,874 shares of Class A Common Stock because of the terms of the Stockholders’ Agreement.  Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
The information in items 1 and 7 through 13 on the cover pages (pp. 2 through 18) of this Schedule 13D regarding the holdings of the Reporting Persons is hereby incorporated by reference.
(c) On November 7, 2018, in connection with the vesting of shares of Class A Common Stock, Christopher G. McCann had 3,737 shares of Class A Common Stock withheld for tax purposes.  On November 7, 2018, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $13.05.  Such shares were sold in multiple transactions ranging from $12.50 to $13.38, inclusive.  On November 8, 2018, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $13.76.  The shares were sold in multiple transactions ranging from $13.26 to $14.14, inclusive.  On November 21, 2018, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $12.30.  Such shares were sold in multiple transactions ranging from $12.00 to $12.50, inclusive.  On November 23, 2018, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $12.64.  Such shares were sold in multiple transactions ranging from $12.39 to $12.77, inclusive.  On December 6, 2018, Christopher G. McCann exercised options to acquire 25,000 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $12.40.  Such shares were sold in multiple transactions ranging from $11.97 to $12.62, inclusive.  On December 19, 2018, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $12.16.  Such shares were sold in multiple transactions ranging from $11.82 to $12.50, inclusive.  On December 20, 2018, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $11.67.  Such shares were sold in multiple transactions ranging from $11.44 to $11.92, inclusive.  On January 4, 2019, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $12.40.  Such shares were sold in multiple transactions ranging from $12.13 to $12.55, inclusive.  On January 7, 2019, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $12.61.  Such shares were sold in multiple transactions ranging from $12.35 to $12.89, inclusive. On January 16, 2019, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $12.85.  Such shares were sold in multiple transactions ranging from $12.72 to $13.03, inclusive.  On January 17, 2019, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $12.79.The shares were sold in multiple transactions ranging from $12.66 to $13.03, inclusive.  On January 30, 2019, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $13.24.  Such shares were sold in multiple transactions ranging from $13.10 to $13.41, inclusive.  On January 31, 2019, Christopher G. McCann exercised options to acquire 12,500 shares of Class A Common Stock at an exercise price of $1.79 per share and sold such shares in the open market at a weighted average price of $15.46.  The shares were sold in multiple transactions ranging from $14.80 to $16.35, inclusive.  Christopher G. McCann has undertaken to provide to the Issuer or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.
On December 14, 2018, James F. McCann funded a grantor retained annuity trust, of which he is the sole trustee, with 3,000,000 shares of Class B Common Stock.
(d)            Not applicable.
(e)            Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 5, 2019
Christopher G. McCann

/s/ Christopher G. McCann

James F. McCann

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact

ERIN McCANN 2005 TRUST

Marylou McCann, as Trustee and not in her individual capacity

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact

Erin Lenehan, as Trustee and not in her individual capacity

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact

/s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:    Trustee and not in his individual capacity

JAMES McCANN 2005 TRUST

Marylou McCann, as Trustee and not in her individual capacity

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact

James F. McCann, III, as Trustee and not in his individual capacity

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact

/s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:    Trustee and not in his individual capacity

MATTHEW McCANN 2005 TRUST

Marylou McCann, as Trustee and not in her individual capacity

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact

Matthew E. McCann, as Trustee and not in his individual capacity

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact

/s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:    Trustee and not in his individual capacity

THE JAMES F. McCANN 2012 FAMILY TRUST – PORTION I

By:  /s/Christopher G. McCann
Name:  Christopher G. McCann
Title:    Trustee and not in his individual capacity

THE JAMES F. McCANN 2012 FAMILY TRUST – PORTION II

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:    Trustee and not in his individual capacity

THE McCANN FAMILY LIMITED PARTNERSHIP

By:  /s/Christopher G. McCann
CHRISTOPHER G. McCANN,
General Partner

THE 1999 McCANN FAMILY LIMITED PARTNERSHIP

By:  Public Flowers, Inc.,
its General Partner

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:    President

PUBLIC FLOWERS, INC.

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:    President

THE MARYLOU MCCANN 1999 TRUST U/A/D JULY 6, 1999

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:    Trustee and not in his individual capacity

Marylou McCann

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact

Erin Moore Lenehan

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact

James F. McCann, III

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact

Matthew E. McCann

By:  /s/ Christopher G. McCann
       Christopher G. McCann, attorney-in-fact